July 20, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction
Washington, D.C. 20549
Attention: Ms. Janice Adeloye and Ms. Erin E. Martin

RE: Registration Statement on Form S-11 (File No. 333-256699)

Dear Ms. Adeloye and Ms. Martin,

On behalf of Wheeler Real Estate Investment Trust, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-11 be accelerated to July 20, 2021 at 4:00 pm Eastern Time, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Daniel Raglan of Cadwalader, Wickersham & Taft LLP by telephone at 917 945-3617 or by e-mail at daniel.raglan@cwt.com.

Very truly yours,

/s/ Angelica Beltran
Angelica Beltran
Corporate Secretary

cc: Mr. Daniel Raglan (via email)